TAYLOR MADISON CORP.

                                  July 7, 2005


VIA  EDGAR  AND  FEDERAL  EXPRESS
---------------------------------

Ms.  Kristi  Beshears
Division  of  Corporation  Finance
U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Re: Taylor Madison Corp., Form 10-KSB for the year ended June 30, 2004, filed October 19, 2004
     File  No.:  001-15034

Dear  Ms.  Beshears:

     On behalf of Taylor Madison Corp. ("Taylor Madison"), this letter responds to the comments you provided by letter May 26, 2005 regarding Form 10-KSB for the year ended June 30, 2004 for Taylor Madison. Assuming the responses set forth below are satisfactory, we intend to file a revised Form 10-K for the year ended June 30, 2004, which would incorporate our response set forth below and other miscellaneous, non-material changes. Assuming the responses set forth below are satisfactory, we plan to file the revised 10-K on or about July 20, 2005.

     Your comments are set forth below in italics, and each is followed by Taylor Madison's response.

     1. Please revise your filing to use Form 10-K. The determination as to the reporting category (small business issuer or other) made by a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year. An issuer may not change from one category to another for purposes of Exchange Act reporting within a single fiscal year. Refer to item 10(a)(2)(v) of Regulation S-B.

     Assuming the responses set forth below are satisfactory, we intend to revise our filing to use Form 10-K for the year ended June 30, 2004.

     2. Please correct the Commission File No. on the cover of the filing. The correct No. is 001-15034.

     We  have  revised  the  Commission  File  No.  as  requested.

     3. Please revise the Consolidated Statement of Operations, Consolidated Statement of Stockholder's Equity, and Consolidated Statements of Cash Flows to present data for three full fiscal years in accordance with Article 3 of

Regulation S-X. Please revise to provide the following periods due to the transition period in 2003:

     -    For the year ended June 30, 2004;
     -    For the six months ended June 30, 2003 and June 30, 2002;
     -    For the years ended December 31, 2002 and December 30,2001

Corresponding revisions should be made to Management's Discussion and Analysis or Plan of Operation.

     We have revised the Consolidated Statements of Operations, Stockholders' Equity and Cash Flows to present data for three full fiscal years. In addition we have included the Consolidated Balance sheet for June 30, 2004 in accordance with Article 3 of Regulation S-X. In addition, we have made the corresponding revisions to Managements Discussion and Analysis.

     4. Please revise to provide additional disclosure regarding the possible effects of the conditions giving rise to the substantial doubt about the entity's ability to continue as a going concern, management's evaluation of the significance of the conditions and any mitigating factors, possible discontinuance of operations, and management's future plans. For reference see AU section 341.10.

     We have revised the disclosure to provide additional disclosure regarding the possible effects of the conditions giving rise to the substantial doubt about the entities ability to continue as a going concern, managements evaluation of the significance of the conditions, and any mitigating factors, possible discontinuance of operations and management's future plans. The new disclosure reads as follows:

               The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is substantial doubt about the Company's ability to continue as a going concern primarily because of our dependence on outside financing, lack of sufficient working capital, recurring losses from operations and discontinued operations. The Company has incurred net losses since inception in the amount of approximately $11.8 million and has a deficiency in working capital of approximately $635,000 at June 30, 2004. These factors, among others, indicate that the Company may be unable to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's continuation as a going concern is dependent upon future events, including obtaining financing adequate to support the Company's cost structure and business plans. The Company is seeking to raise $6.5 million to further its business strategy. The Company has a commitment from Lucien Lallouz, its Chief Executive Officer, to purchase up to $200,000 of our common stock at $.05 per share. As of the date of this report, Mr. Lallouz has invested $60,000, for which no shares have been issued to date. Other than Mr. Lallouz's subscription, the Company has no commitments from officers, directors or affiliates to provide funding. The failure of the Company to obtain adequate additional financing may require the Company to delay, curtail or scale back some or all of its operations, sales, and marketing efforts. Any additional financing may involve dilution to the Company's then-existing shareholders. The Company may also seek to enter into a merger or acquisition.

     5. Please tell us what consideration you gave to EITF 99-19 when accounting for the revenue and related costs of sales in the drop-ship transaction on a gross basis in the Statement of Operations. Per EITF 99-19 and Question 10 of SAB 101 Topic 13-A, if the company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis. Please advise or revise as necessary.

     After further evaluation, we have revised the Consolidated Statement of Operations to reflect net profit from the Company's drop ship sale net of cost.

     6. We note from your disclosure on pages four and 21 that the transaction with Omniscent Corp. to acquire the rights to the Cara Mia brand did not close and the two companies agreed not to pursue the agreement. In this regard, please explain how you had the authority to enter into a sublicense agreement and subsequently recognize revenue from Victory International (USA) LLC. In addition, advise us of how you accounted for the $200,000 advance from Victory. Please cite relevant accounting literature.

     Pursuant to the Brand Sale and License Agreement dated as of May 19, 2003, between Omniscent Corp. and the Company, the Company was granted both a worldwide license to market the Cara Mia brand and skin care line, and an option to purchase Cara Mia brand and skin care line. The Company ultimately elected to not exercise its option to purchase the Cara Mia brand and skin care line. Effective as of May 20, 2003, the Company entered into a sub-license agreement with Victory International (USA) LLC to market and sell the Cara Mia brand and skin care line. We have revised our disclosure in the 10-K in "Part I - Description of Business," page four, and the Consolidated Financial Statements -
Note 4 "Related Party Transactions," page 21, as follows:


               "On May 19, 2003, the Company entered into a Brand Sale and License Agreement with Omniscent, pursuant to which the Company was granted both a worldwide license to market the Cara Mia brand and skin care line, and an option to purchase the Cara Mia brand and skin care line. The Cara Mia line initially debuted with four products created specifically to repair and rejuvenate the user's skin. The purchase price for the development and licensing rights is for up to 2,500,000 shares of preferred convertible stock or a cash payment of $500,000 at the Company's option, for the design and development rights and 30% of all revenues and or sub-licensing fees. If issued, the preferred shares will be convertible into shares of common stock of our Company on a one to one basis at the option of the holder, but in no event may the preferred shares be converted into more than 19.9% of our issued and outstanding common stock. Sharon Lallouz is the principal shareholder of Omniscent Corp. and is also the spouse of the Company's Chief Executive. Mr. Lallouz was appointed Chief Executive Officer and director of the Company following the execution of the agreement. The Company has not closed on its transaction with Omniscent Corp. The
          Company has elected not to exercise its option to purchase the Cara Mia brand and skin care line.


     The $200,000 advance from Victory was recognized ratably over the life of the agreement (using a straight line amortization). The advance was not refundable and its recognition as income was not contingent upon any particular earnings. We have revised our disclosure in the 10-K in "Part I - Description of Business", page four, to add a sentence in the Victory disclosure to clarify this point. The new sentence reads:

          "Effective May 20, 2003, we entered into a sub-licensing agreement with Victory International (USA) LLC (Victory) to distribute its Cara Mia Cosmetics brand worldwide. Under the terms of the agreement, Victory is to advance the Company $200,000 against royalties of 12% on all sales made by Victory, of which 3.6% from these royalties is payable to Omniscent under its licensing agreement with Taylor Madison leaving the Company with a net of 8.4% of all sales made by Victory. As of November 2003 we have received the $200,000 advance in full from Victory. Ongoing royalties are payable quarterly. Regardless, the $200,000 advance is non-refundable and therefore has been recognized as revenue ratably over the contract period. To date, no royalty payments have been made to Omniscent. On November 22, 2003 Victory launched the Cara Mia product line in Puerto Rico. Victory no longer distributes this brand and the agreement has been terminated."

     The relevant accounting literature includes the provisions of FASB Statements of Financial Concepts 5 and 6 and SAB 101 - topic13 "Revenue Recognition" .

     7. You disclose that revenues are recognized ratably over the term of the agreement as earned. We note that the royalties negotiated in some of your contracts (including the Victory agreement) are based upon a percentage of sales. Please advise us of your methodology for recognizing variable revenue ratably over the course of a contract. Do you recognize revenue based upon an estimate of sales to be generated over the contract's life? In addition, please expand your disclosure to explain the difference between royalty revenues and licensing fees, distinguishing between the methods used to recognize each of these types of revenue, if different. Please provide us with the accounting literature that you are relying upon, and we may have further comment.

     Our methodology for recognizing revenue depended on the nature of the revenue and underlying agreement. Where royalty revenue was to be earned based on the sales of the licensee, the Company would obtain the information necessary to make the applicable revenue entry for its financial statements. As to licensing fees, the Company recognized the revenue ratably over the life of the agreement on a straight line basis. The licensing fees represented receipts that were non-refundable and pursuant to a contract for a fixed period of time. We have revised our disclosure regarding the Victory revenue. Revenues pursuant to the royalty agreement negotiated with Victory never came to fruition. Had royalty revenues materialized from the agreement they would have been realized as revenue based on the percentage of sales outlined in the agreement. The actual revenues from the Victory transaction are considered licensing fees and are recognized over the life of the contract. The $200,000 advance from Victory was recognized ratably over the life of the agreement (using a straight line amortization). The advance was in fact not refundable its recognition as income was not contingent upon any particular earnings. We have revised our disclosure in the 10-K in "Part I - Description of Business" - to add a sentence in the Victory disclosure to clarify this point. In addition we have restated the Statement of Operations for the six months ended June 30, 2003 to reflect the Victory revenue as licensing fee. In addition, we have revised the disclosure in Managements Discussion and Analysis accordingly.

     8.     Please expand and revise the stock option plan note to include:

     -    All  of  the disclosures required by paragraphs 47 (a) and (b) of SFAS
          123.
     - The significant assumptions used to estimate the fair value of options granted as required by paragraph 47(c) of SFAS 123.

     In addition, we note that data presented in the pro forma table on page 23 does not agree to amounts reported on the income statement and pro forma disclosures found on page 19. Please revise as necessary.

     We have revised the stock option plan note to include all the disclosures required by paragraphs 47 (a) and (b) of SFAS 123 as well as the significant assumptions used to estimate the fair value of options granted as required by paragraph 47 (c) of SFAS 123. As result of our analysis we have adjusted our Statement of Operations for the year ended June 30, 2004 to include a provision of $25,000 for the options issued. We have also revised the data presented in the table to agree to the amounts reported in the Statement of Operations. The revised disclosure is attached as Exhibit "A."

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

                                           Sincerely,

                                           /s/  Donald  Sproat
                                           -------------------
                                           Donald  Sproat
                                           President and Chief Executive Officer

CC:     Brent  A.  Jones,
        Bush  Ross,  P.A.

        Timothy  S.  Hart  CPA
        Ullman  &  Hart  CPAs

                                   EXHIBIT "A"

NOTE  6.  STOCK  OPTION  PLAN:

The Company amended its 1999 Stock Option Plan and adopted the 2001 Amended and Restated Stock Option Plan (the "Amended Option Plan"). Officers, key employees, and non-employee consultants may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units under the Amended Option Plan. The Company has reserved 4,442,857 Common Shares for issuance under the Amended Option Plan, subject to further anti dilution adjustments.

The Company may, based on provision of the Company's Director Compensation Plan, grant on an annual basis 5,000 non-qualified stock options to each non-employee director nominee of the Company. The options allow such directors to purchase the common shares at the market value at the time the options are granted. These options have a term of seven years and vest on the date of grant.

The Amended Option Plan is administered by the Board of Directors of the Company (the "Board"). The Board is authorized to determine, among other things, the key employees to whom, and the time at which, options and other benefits are to be granted, the number of shares subject to each option, the applicable vesting schedule and the exercise price. The Board also determines the treatment to be afforded to a participant in the Amended Option Plan in the event of termination of employment for any reason, including death, disability or retirement. Under the Amended Option Plan, the maximum term of both incentive stock options and non-qualified stock options is seven years.

The Board has the power to amend the Amended Option Plan from time to time. Shareholder approval of an amendment is only required to the extent that it is necessary to maintain the Amended Option Plan's status as a protected plan under applicable securities laws or the Amended Option Plan's status as a qualified plan under applicable tax laws. The Amended Option Plan was approved by the shareholders at the 2001 Annual Meeting of Shareholders during November 2001. In April 2003, the Board cancelled all unexercised options granted prior to April 1, 2003.


A summary of the status of the Company's Amended Option Plan as of June 30, 2004 is presented below.

                                                                                      Weighted
                                                                            Weighted   Average
                                         Grant  Expiration Strike           Average    Ex Price
Name                         Level       Date      Date    Price   Balance  Ex Price   per share
-------------------------  ----------  ---------  -------  ------  -------  ---------  ---------
Jack Smith                 Consultant    5/22/03  5/22/08  $ 0.28  371,000  $ 103,880
Donald Moore               Officer       3/31/04   4/1/08  $0.215  375,000  $  80,625
Timothy Hart               Officer       3/31/04   4/1/08  $0.215  300,000  $  64,500
                                                                   -------  ---------
                                                                 1,046,000    249,005  $ 0.24

Options approved in plan                                         4,442,857

Options available in plan                                        2,654,857

                                              WEIGHTED-AVERAGE
                                    SHARES     EXERCISE PRICE
                                 ------------  ---------------
Outstanding on December 31, 2000     895,000   $          5.94
Granted                            2,149,650   $          0.93
Exercised                                  -   $             -
Forfeited                            (67,050)  $          4.40
                                 ------------
Outstanding on December 31, 2001   2,977,600   $          2.35
Granted                                    -   $             -
Exercised                                  -   $             -
Forfeited                           (973,050)  $          1.45
                                 ------------
Outstanding on December 31, 2002   2,004,550   $          2.67

Granted                              742,000   $          0.08
Exercised                                  -   $             -
Forfeited                         (2,004,550)  $          2.67
                                 ------------
Outstanding on June 30, 2003         742,000   $          0.08
Granted                            1,046,000   $          0.24
Exercised                           (742,000)  $          0.08
Forfeited                                  -   $             -
                                 ------------
Outstanding on June 30 2004        1,046,000   $          0.24
                                 ============

Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS No. 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company will measure compensation expense for the stock plan using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Accordingly, compensation expense for qualified and non-qualified employee stock options granted under the Amended Option Plan is equal to the difference between the fair market value of the stock at the date of grant and the amount an employee must pay to acquire the stock. A charge of $25,000 was recorded with respect to the options issued for the year ended June 30, 2004.

The fair value of each option granted under the Company's Amended Option Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004 and 2003:

                                   2004           2003
                                 -------        -------
Expected volatility               100.9%         100.9%
Risk-free interest rate             3.5%           3.5%
Dividend yield                      0.0%           0.0%
Expected life                       2.67 years     2.67 years

The fair value of each option grant under the Company's Amended Option Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002 and 2001:

                               2002      2001
                              -------   -------
Expected volatility             217.1%    226.3%
Risk-free interest rate           3.5%      3.5%
Dividend yield                    0.0%      0.0%
Expected life                 5 years   5 years

Had compensation cost for the Company's Stock Plans been determined based on the fair value at the grant dates for awards under the Stock Plans consistent with the method prescribed by SFAS 123, the Company's net loss and net loss per share (diluted) would have changed to the proforma amounts indicated below:

                                   2004        2003
                                ----------  ----------
Net income (loss) as reported   ($511,527)  $1,437,477
Proforma net income (loss)      ($623,527)  $1,348,437
Earning per share as reported      ($0.06)  $     0.19
Earning per share proforma         ($0.07)  $     .019

                                             UNAUDITED                   UNAUDITED
                                             FOR  PERIOD  ENDED          FOR  PERIOD  ENDED
                                             JUNE 30,2002                JUNE 30,2001
                                            -------------------          -----------------
Net Income/Loss As reported                 $  (1,352,151)               $  (2,356,681)
    Proforma
Diluted net Income/Loss
    As reported                             $       (0.18)               $       (0.32)



                                     For  the             For  the
                                     year  ended          year  ended
                                     December 31, 2002    December 31, 2001
                                    ------------------   --------------------
Net Loss:
As reported                         $       (1,808,587)  $       (4,050,306)
Proforma                                    (2,845,929)          (5,018,442)

Diluted net loss per common share:
As reported                         $            (0.24)  $            (0.54)
Proforma                                         (0.38)               (0.67)


Net loss as reported                        (1,808,587)
SFAS comp expense                           (1,037,342)
Pro-forma net loss                          (2,845,929)
                                    -------------------

Weighted avg shares o/s                      7,438,889
Pro-forma loss per share                         (0.38)

The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts. The Company anticipates that additional awards will be granted in future years.